SPECIAL MEETING OF SHAREHOLDERS OF

Lipman Electronic Engineering Ltd.

September 14, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓    Please detach along perforated line and mail in the envelope provided.    ↓

The Board of Directors recommends a vote FOR each of Proposals 1, 2 and 3, in each case as described in the accompanying
Proxy Statement/Prospectus dated August 8, 2006.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

THIS PROXY CARD WILL BE VOTED AS DIRECTED. IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY CARD WILL BE VOTED ‘‘FOR’’ PROPOSALS 1, 2 AND 3, AND AS THE PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

At the present time, the Board of Directors knows of no other business to be presented at the meeting. The undersigned may revoke this proxy card at any time prior to use by delivering a signed notice of revocation or a later-dated signed proxy in the same way and to the same address set forth in this proxy card at any time prior to the time proxies are voted or by attending the special meeting in person and revoking this proxy by making a written or oral notice of revocation presented at the meeting to the Chairman of the meeting, and in these cases the power of the proxies shall be deemed terminated and of no further force or effect. If the undersigned revokes this proxy card in the manner described above and does not submit a duly executed and subsequently dated proxy card to Lipman, the undersigned may vote in person at the special meeting all ordinary shares of Lipman owned by the undersigned as of the record date, August 15, 2006.			FOR	AGAINST	ABSTAIN
	1.	To approve, adopt and ratify the Agreement and Plan of Merger, dated as of April 10, 2006, by and among Lipman, VeriFone Holdings, Inc., a Delaware corporation, and Lion Acquisitions Ltd., a corporation formed under the laws of the State of Israel and a wholly owned subsidiary of VeriFone and the merger of Lion Acquisitions into Lipman under the provisions of Israeli Companies Law-1999, so that Lipman will become a wholly owned subsidiary of VeriFone;
	2.	To approve an amendment to Article 25 of Lipman’s Articles of Association in order to conform the provisions of Lipman’s Articles of Association relating to exculpation, insurance and indemnity of directors and officers with recent amendments to the Israeli Companies Law, and to restate Lipman’s Articles of Association accordingly;
	3.	Subject to the approval of the amendment of Lipman’s Articles of Association under proposal 2 above, to approve corresponding amendments to the indemnification agreements entered into between Lipman and its directors and the inclusion of the merger contemplated under section 1 above as an indemnifiable event under such indemnification agreements; and
In their discretion, the proxies are authorized to vote upon such other matter(s) which may properly come before the meeting or any adjournment thereof.
PLEASE INDICATE BELOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU FALL INTO THE FOLLOWING CATEGORIES. IF YOU DO NOT INDICATE BELOW (OR YOU MARK BOTH BOXES), YOUR VOTE WILL NOT BE COUNTED FOR PURPOSES OF PROPOSAL NO. 1.
DEFINITION OF PERSONAL INTEREST
Under the Israeli Companies Law, a ‘‘PERSONAL INTEREST’’ of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of ordinary shares of Lipman Electronic Engineering Ltd.		(A) A person or entity that holds, directly or indirectly, 25% or more of either the voting power or the right to appoint a director of VeriFone Holdings, Inc. or Lion Acquisitions Ltd.; or
(B) A person or entity acting on behalf of VeriFone Holdings, Inc. or Lion Acquisitions Ltd. or on behalf of a person or entity described in (A) above; or
(C) A family member of or an entity controlled by: (1) VeriFone Holdings, Inc., (2) or Lion Acquisitions Ltd. or (3) a person or entity described in (A) or (B) above. The term ‘‘control’’ generally means the ability to direct the operations of a corporate entity.
			YES	NO
I FALL within one of the foregoing categories
PLEASE INDICATE BELOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU HAVE A ‘‘PERSONAL INTEREST’’ WITH RESPECT TO PROPOSAL NO. 2. IF YOU DO NOT INDICATE BELOW (OR YOU MARK BOTH BOXES), YOUR VOTE WILL NOT BE COUNTED FOR PURPOSES OF PROPOSAL NO. 2.
			YES	NO
I HAVE a ‘‘Personal Interest’’ in Proposal no. 2.
PLEASE INDICATE BELOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU HAVE A ‘‘PERSONAL INTEREST’’ WITH RESPECT TO PROPOSAL NO. 3. IF YOU DO NOT INDICATE BELOW (OR YOU MARK BOTH BOXES), YOUR VOTE WILL NOT BE COUNTED FOR PURPOSES OF PROPOSAL NO. 3 TO THE EXTENT RELATING TO THE AMENDMENT OF THE INDEMNIFICATION AGREEMENTS OF MEIR SHAMIR, ISHAY DAVIDI AND MORDECHAI GORFUNG.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may note be submitted via this method.			YES	NO
I HAVE a ‘‘Personal Interest’’ in Proposal no. 3.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

LIPMAN ELECTRONIC ENGINEERING LTD.

PROXY
Special Meeting of Shareholders
To Be Held On Thursday, September 14, 2006

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Shareholders dated August 8, 2006 and the Proxy Statement/Prospectus dated August 8, 2006, and hereby appoints Jacob Perry, Mike Lilo, Hana Reller and Michael Galai, and each of them individually, with full power of substitution and resubstitution, as proxies to act for and in the name of the undersigned to vote all ordinary shares of Lipman Electronic Engineering Ltd. That the undersigned is entitled to vote at the Special Meeting of Shareholders to be held at the principal executive offices of Lipman located at 11 Ha’amal Street, Park Afek, Rosh Ha’ayin 48092 Israel on Thursday, September 14, 2006 at 18:30 p.m. Israel time, and at any adjournment thereof, as indicated on the reverse side.

(Continued and to be signed on the reverse side)